Free Writing Prospectus Filed Pursuant to Rule 433 dated July 1, 2024

Related to the Final Prospectus dated June 13, 2024

Registration Statement File No. 333- 265061

GAIN THERAPEUTICS, INC.

This free writing prospectus relates to the offering of shares of common stock and pre-funded warrants to purchase shares of common stock of Gain Therapeutics, Inc. (the “Company”) and should be read together with the final prospectus dated June 13, 2024 (the “Final Prospectus”), which forms a part of the Company’s Registration Statement on Form S-3 (File No. 333-265061) (the “Registration Statement”), relating to the offering of such securities. Capitalized and other terms used but not defined herein have the meaning as set forth in the Final Prospectus.

On July 1, 2024, the Company held a business and corporate update call. A copy of the transcript from the call is attached as Appendix A.

The Company has filed the Registration Statement, including the Final Prospectus, with the Securities and Exchange Commission (the “SEC) for the offering to which this communication relates. Before you invest, you should read the Final Prospectus in the Registration Statement and the documents incorporated by reference therein that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents, including the Final Prospectus, for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternately, the Company, the underwriter or any dealer participating in the offering will arrange to send you the Final Prospectus if you request it by contacting Titan Partners Group LLC, a division of American Capital Partners, LLC, 4 World Trade Center, 29th Floor, New York, NY 10007, by phone at (929) 833-1246 or by email at prospectus@titanpartnersgrp.com.

Appendix A

Apaar JamMu Gain Therapeutics

Thank you.

Before we begin, we want to draw your attention to the legal disclosures regarding Forward Looking Statements. During this conference call and webcast, the company may make forward-looking statements regarding future events, including statements about financial, business, clinical milestones, potential future milestone payments, and commercialization and plans and strategies anticipated in the remainder of fiscal 2024 and beyond. We encourage you to review the company’s past and future filings with the SEC, which identify specific factors that may cause the actual results or events to differ materially from those described in the forward-looking statements. You can find the SEC filings in the EDGAR database at www.sec.gov or in the Investor Relations section at the company’s website at www.gaintherapeutics.com. Please note that any comments made on today’s call speak only as of today, July 1, 2024, and may not be accurate at the time of any replay or transcript re-reading.

I will turn the call over to Gene Mack, the company’s Chief Financial Officer and Interim Chief Executive Officer.

GENE MACK Gain Therapeutics

Thank you for joining us this morning for the Gain Therapeutics business update call. My name is Gene Mack and I am the CFO and interim CEO here at Gain Therapeutics.

As you know Gain Therapeutics is a clinical-stage biotechnology company leading the discovery and development of the next generation of allosteric small molecule therapeutics. Our lead molecule GT-02287 is currently in Phase 1 clinical development for the treatment of Parkinson’s Disease. We also have a portfolio of early-stage molecules that we look forward to advancing into clinical development.

I would like to start by reviewing the recent changes to management. Last week the Company and former CEO Matthias Alder executed a separation agreement. We are thankful for Matthias’ leadership over the past three years as the company transitioned to a clinical stage biotechnology company, culminating with the financing that was completed last month. Upon Matthias’s departure, the Board of Directors appointed me to take on the role of CEO on an interim basis. I will continue to oversee finance operations in my role as CFO. Additionally, Dr. Khalid Islam, founder and Chairman of Gain Therapeutics will step in as Executive Chairman to support myself and the other members of our management team, including our Chief Medical Officer, Jonas Hannestad, in our clinical planning and operations as well as regulatory planning and strategy. Dr. Islam is an industry veteran with over 30 years of experience and co-founded Gain Therapeutics in 2017.

I and the entire Gain management team will take full advantage of the wealth of expertise available to us on the Gain Board, led by Dr. Islam, as we continue to advance GT-02287 through clinical development for the benefit of Parkinson’s disease patients and our new and existing shareholders. Importantly, we remain steadfast in our business and clinical approach, and there will be no deviation from our business strategy and objectives set by the Gain Board as a result of the recent management changes.

Despite a historically difficult financing environment for the biotechnology sector, on June 13th we priced an $11 million public offering for a total 8,148,149 shares of common stock and stock equivalents at $1.35 per share. After fees and expenses related to the offering, the total net proceeds to Gain were approximately $10 million. We expect to use the net proceeds to continue clinical and nonclinical development of our GT-02287 for the treatment of neurodegenerative diseases, including GBA1 Parkinson’s disease, and for general corporate purposes. This recent financing will now allow us to initiate a Phase 1B proof of concept study in patients with Parkinsons disease. As a first study in patients, we plan to examine the pharmacokinetics and pharmacodynamics of GT-02287 and further determining its safety and tolerability, and also observe the impact of the drug candidate on certain biomarkers of Parkinson’s Disease. This study will be the first exposure that Parkinson’s Disease patients will have to GT-02287 and we are excited to determine the therapeutic potential of GT-02287.

Before that, we look forward to presenting results regarding the safety, tolerability and PK of GT-02287 in healthy individuals from the multiple ascending dose phase of our Phase 1 trial that was initially reported in April. In the SAD part of the Phase 1 clinical trial, GT-02287 was generally well tolerated up to and including the highest planned dose level, and there were no serious adverse events. The good safety and tolerability profile and the observed range of plasma exposure levels achieved after oral administration further bolster GT-02287’s best in-class potential.

The MAD part of the Phase 1 trial was initiated in February in parallel to the last SAD cohorts that received GT-02287 based on a review of the safety and tolerability profile observed in those cohorts. There has been no change to our expectation to complete all 4 cohorts of the multiple ascending dose by mid-year 2024. As with the SAD in the multiple ascending dose study no serious adverse events have been reported and there have been no discontinuations for adverse events and no indications of safety concerns.

This Phase 1 study is a double blind placebo controlled study and we expect that once the last subject has completed dosing, we will lock the database and release the topline data in August. The full results will be presented at the upcoming International Congress of Parkinson's Disease and Movement Disorders in Philadelphia at the end of September.

What really excites us about the prospects of GT-02287 is that we believe this drug candidate has the potential to slow disease progression. In preclinical models, GT-02287 has shown positive effects on locomotor activity as well as neurodegeneration and cognition. Current therapies are based on improving symptoms and their efficacy wanes over time and until now, there are no therapeutics options for patients which address the underlying disease progression.

Just this past week, at the 2024 annual Federation of European Neurosciences Forum in Vienna, Austria, in a late breaking poster, we presented data we believe supports the improvement in cognitive performance with administration of GT-02287 in a mouse model of GBA1 Parkinson’s Disease. This is relevant to patients with PD and a GBA1 mutation, as they deteriorate faster not just in their motor symptoms, but also in their cognitive function, frequently leading to the development of dementia.

The improvement in cognitive function in mice was evidenced by improved nest building performance. Nest building in rodents is a natural spontaneous behavior that requires more complex interactions between motor and cognitive function. Nest-building performance was assessed in these mice by scoring the quality of the nest. An example of the difference in next quality and organization is shown in the available poster on the Gain website. Biologic markers of Parkinson’s disease such as the neurodegeneration marker plasma NfL, brain aggregated alpha-synuclein, and markers of neuroinflammation were also measured and observed to be consistent with the improvement in cognitive and motor function that was displayed.

This recent data is the latest in the broad preclinical development dossier that has been generated for GT-02287 and that supports its progression into patient studies. GT-02287 has consistently demonstrated properties of neuroprotection that include reduction in markers of stress in the endoplasmic reticulum, improvement in lysosomal storage and mitochondrial health in appropriate models of Parkinson’s Disease.

The preponderance of evidence for GT-02287 gives us conviction that its benefits will translate to humans and slow or stop the progression of Parkinson’s disease in relevant patients. The next crucial step in the development of GT-02287 will be the upcoming Phase 1B trial.

We continue to remain focused on the advancement of GT-02287 through clinical development and beginning regulatory interactions with the FDA. Our confidence in the potential for GT-02287 to become a disease-modifying treatment for PD continues with the completion of its evaluation in healthy individuals, and we look forward to seeing these potential benefits in Parkinson’s Disease patients in the near future.

On behalf of the Board, Gain management and all our employees, we thank you for your interest and continued support as we work toward our goal in addressing the significant unmet medical need of Parkinson’s disease patients globally. We look forward to providing our next update around the time of our next quarterly earnings.

OPERATOR:

This now concludes the Gain Therapeutics, Inc. conference call.